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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             ADVANCED PHOTONIX, INC.
                                (Name of Issuer)

                              CLASS A COMMON STOCK,
                           PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   00754E 10 7
                                 (CUSIP Number)

                                 Robin F. Risser
                               c/o Picometrix, LLC
                                 2925 Boardwalk
                               Ann Arbor, MI 48104
                                 (734) 864-5600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                            David N. Parsigian, Esq.
                   Miller, Canfield, Paddock and Stone, P.L.C.
                              101 North Main Street
                         Ann Arbor, Michigan 48104-1400
                                 (734) 663-2445

                                   May 2, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

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                                  SCHEDULE 13D

CUSIP NO. 00754E 10 7

1     NAME OF REPORTING PERSON:

      Robin F. Risser

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                       (b) [X]

3     SEC USE ONLY

4     SOURCE OF FUNDS: SC (See Item 3).

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                  [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                        7     SOLE VOTING POWER: 868,333 (See Item 5).

NUMBER OF SHARES
BENEFICIALLY            8     SHARED VOTING POWER: 0 (See Item 5).
OWNED BY EACH
REPORTING PERSON
WITH                    9     SOLE DISPOSITIVE POWER: 868,333 (See Item 5).


                        10    SHARED DISPOSITIVE POWER: 0 (See Item 5).

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      868,333 (See Item 5).

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                [ ] (See Item 5).

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.4% (See Item 5).

14    TYPE OF REPORTING PERSON: IN (See Item 3).

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                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the Class A Common Stock, par value of $0.001 per share (the "Class A Common Stock") of Advanced Photonix, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1240 Avenida Acaso, Camarillo, California 93012.

ITEM 2. IDENTITY AND BACKGROUND.

(a) Robin F. Risser (the "Shareholder").

(b) 2925 Boardwalk Drive, Ann Arbor, Michigan 48104

(c) Chief Financial Officer of Advanced Photonix, Inc. and President of Picometrix, LLC, 2925 Boardwalk Drive, Ann Arbor, Michigan 48104

(d), (e) During the last five years, the Shareholder has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Shareholder is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Except as otherwise indicated in this Schedule 13D, all of the shares of Class A Common Stock beneficially owned by the Shareholder were acquired in a merger transaction (the "Merger") in exchange for the shares of Picotronix, Inc. held by the Shareholder. The Merger was completed pursuant to an Agreement and Plan of Merger, dated March 8, 2005, by and among the Issuer, Michigan Acquisition Sub, LLC, Picotronix, Inc. ("Picotronix"), the Shareholder, and Steven Williamson (the "Agreement of Merger"). The Merger closed on May 2, 2005.

In addition, Mr. Risser purchased 10,000 shares of the Class A Common Stock on March 15, 2005, in two separate transactions of 5,000 shares each. One purchase of 5,000 shares was purchased for $2.25 per share, and the other at $2.20 per share.

ITEM 4. PURPOSE OF TRANSACTION.

All of the shares of Class A Common Stock reported in this Statement as being held by the Shareholder are being held by the Shareholder for investment purposes.

In connection with the closing of the Merger, Advanced Photonix, Inc. entered into a three-year employment agreement with Robin Risser. Mr. Risser's position will be the General Manager of Picometrix, LLC, a wholly-owned subsidiary of Advanced Photonix, Inc.. Pursuant to the employment agreement, Advanced Photonix, Inc. agreed to cause the Board of Directors to appoint Mr. Risser as its

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Chief Financial Officer. In addition, Mr. Risser will be nominated to become a Director at the 2005 annual shareholders meeting.

                                    * * * * *

Except as described in this Item 4 or in Item 6 of this Schedule 13D, the Shareholder does not presently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction (such as a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer (including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of the Issuer); (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the business or corporate structure of the Issuer; (g) any changes in the charter or bylaws (or instruments corresponding thereto) of the Issuer or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in this paragraph.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Shareholder is the beneficial owner of 868,333 shares of Class A Common Stock, which constitute 5.4% of the 16,087,631 shares of Class A Common Stock deemed issued and outstanding as of May 3, 2004.

(b) The Shareholder has the power to vote, or to direct the voting of, all of the shares of Class A Common Stock reported as beneficially owned by him in the response to subsection (a) of this Item 5. The Shareholder has the power to dispose of, or to direct the disposition of, all of the shares of Class A Common Stock reported as beneficially owned by him in the response to subsection (a) of this Item 5.

(c) Except as otherwise indicated in this subsection (c) or the response to Item 3 of this Schedule 13D, it is believed that the Shareholder has not personally effected any transactions in Class A Common Stock in the last 60 days.

                  List of Transactions Effected in Last 60 days

                      Date of          Type of      No. of     Price Per
      Name          Transaction      Transaction    Shares       Share
---------------    --------------    -----------    -------    ---------
Robin F. Risser    May 2, 2005          Merger      858,333      $2.11

Robin F. Risser    March 15, 2005      Purchase       5,000      $2.25

Robin F. Risser    March 15, 2005      Purchase       5,000      $2.20

(d) None.

(e) Not applicable.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

      The Shareholder entered into a Stock Option Agreement dated May 5, 2005 for 100,000 shares that vest over a three year period. The strike price of the options is $2.15 for each share of Class A Common Stock. Twenty-five percent of the options vest six months from the date of the Stock Option Agreement. Another twenty-five percent vest on the first anniversary of the Stock Option Agreement. Another twenty-five percent vest on the second anniversary of the Stock Option Agreement. The remaining twenty-five percent of the options vest on the third anniversary of the Stock Option Agreement.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

None

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 12, 2005                                By /S/ Robin F. Risser
                                                      -------------------
                                                      Robin F. Risser

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